UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report: February 1, 2022

ENVIRONMENTAL IMPACT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39894	85-1914700
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

535 Madison Avenue New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 389-8109

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	ENVIU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ENVI	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	ENVIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As described below under Item 5.07 of this Current Report on Form 8-K, on February 1, 2022, Environmental Impact Acquisition Corp. (“ENVI”) convened its Special Meeting (the “Special Meeting”) to approve, among other things, the previously announced business combination with GreenLight Biosciences, Inc., a Delaware corporation (“GreenLight”).

At the Special Meeting, the Company’s shareholders approved, among other items, the New GreenLight 2022 Equity and Incentive Plan (the “New GreenLight 2022 Plan”) and the New GreenLight 2022 Employee Stock Purchase Plan (the “New GreenLight ESPP”). A description of the material terms of each of the New GreenLight 2022 Plan and the New GreenLight ESPP is included in the Company’s definitive proxy statement/prospectus filed by ENVI with the U.S. Securities and Exchange Commission on January 13, 2022 (the “Definitive Proxy”), which descriptions are incorporated herein by reference. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the New GreenLight 2022 Plan and New GreenLight ESPP, which are attached as Annex H and Annex I, respectively, to the Definitive Proxy and are also incorporated herein by reference.

Item 5.07	Submission of Matters to a Vote of Security Holders

At the Special Meeting, a total of 20,879,590 shares of Common Stock, which represented 80.69% of the outstanding shares of Common Stock entitled to vote as of the record date of December 29, 2021, were represented in person or by proxy. The final voting results for each matter submitted to a vote of the ENVI shareholders at the Special Meeting are set forth below:

Approval of the Business Combination Proposal

The shareholders approved adoption of the Business Combination Agreement, dated as of August 9, 2021 (the “Business Combination Agreement”), by and among ENVI, Honey Bee Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and GreenLight, a copy of which is attached to the Definitive Proxy as Annex A, pursuant to which, among other things, (a) Merger Sub will merge with and into GreenLight (the “Merger”), with GreenLight as the surviving company in the Merger and, after giving effect to such Merger, GreenLight will be a wholly owned subsidiary of ENVI and (b) at the time that the Merger becomes effective (the “Effective Time”), each outstanding share of capital stock of GreenLight (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) will be exchanged for shares of Class A common stock, par value $0.0001 per share, of ENVI (“ENVI Class A Common Stock”) and outstanding GreenLight options and warrants to purchase shares of GreenLight (whether vested or unvested) will be exchanged for comparable options and warrants to purchase ENVI Class A Common Stock, in each case, based on an implied GreenLight equity value of $1.2 billion, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Transaction Support Agreements, the Sponsor Letter Agreement, and the Investor Rights Agreement, each in the form attached to the Definitive Proxy as Annex E, Annex G, Annex D and Annex F, respectively), and the transactions contemplated thereby. In connection with the consummation of the Business Combination, all of the issued and outstanding shares of ENVI Class A Common Stock and shares of Class B common stock, par value $0.0001 per share, of ENVI (“ENVI Class B Common Stock”), will become shares of common stock, par value $0.0001 per share, of New GreenLight (the “New GreenLight Common Stock”) (the “Business Combination Proposal”). The results of the shareholder vote with respect to the Business Combination Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,338,007	506,625	34,958	N/A

Approval of the Public Benefit Corporation Proposal

The shareholders approved the conversion of ENVI into a Delaware public benefit corporation, effective at the Effective Time, by adopting the Public Benefit Corporation Charter, which is identical to the Proposed Charter (defined below), except that it also contains the provisions necessary or desirable for the conversion of ENVI to a public benefit corporation (the “Public Benefit Corporation Proposal”). The results of the shareholder vote with respect to the Public Benefit Corporation Proposal were as follows:

ENVI Class A Common Stock Vote:

Vote For	Vote Against	Abstentions	Broker Non-Votes
15,163,400	506,625	35,565	N/A

ENVI Class B Common Stock Vote:

Vote For	Vote Against	Abstentions	Broker Non-Votes
5,175,000	0	0	N/A

Total Shares Voted:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,338,400	506,625	35,565	N/A

Approval of the Charter Amendment Proposal

The shareholders approved the proposal to adopt the second amended and restated certificate of incorporation of New GreenLight (the “Proposed Charter”) to be in effect following the Business Combination, which would take effect at the effective time of the Merger, as further described in the Definitive Proxy (the “Charter Amendment Proposal”). The results of the shareholder vote with respect to the Charter Amendment Proposal were as follows:

ENVI Class A Common Stock Vote:

Vote For	Vote Against	Abstentions	Broker Non-Votes
14,965,007	504,625	234,958	N/A

ENVI Class B Common Stock Vote:

Vote For	Vote Against	Abstentions	Broker Non-Votes
5,175,000	0	0	N/A

Total Shares Voted:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,140,007	504,625	234,958	N/A

Advisory Charter Amendment Proposals

The shareholders approved the proposal to adopt, on a non-binding advisory basis, each of the following governance proposals regarding the Proposed Charter (such proposals, collectively, the “Advisory Charter Amendment Proposals”) and the following material differences between the Amended and Restated Certificate of Incorporation of ENVI currently in effect (the “Existing Charter”) and the Proposed Charter (the “Advisory Charter Amendment Proposals”):

Approval of Advisory Charter Amendment Proposal A

The shareholders approved the proposal to change the authorized capital stock of ENVI from (a) 100,000,000 shares of ENVI Class A Common Stock, 20,000,000 shares of ENVI Class B Common Stock and 1,000,000 shares of undesignated preferred stock of ENVI to (b) 500,000,000 shares of New GreenLight Common Stock and 10,000,000 shares of undesignated preferred stock of New GreenLight. The results of the shareholder vote with respect to the Advisory Charter Amendment Proposal A were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
18,806,565	2,034,602	38,423	N/A

Approval of Advisory Charter Amendment Proposal B

The shareholders approved the proposal to provide that, in addition to any vote required by applicable law or the certificate of incorporation or bylaws of New GreenLight, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the then-outstanding shares of capital stock of New GreenLight entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to reduce the total number of shares of preferred stock, par value $0.0001 per share (the “New GreenLight Preferred Stock”) authorized to be issued by New GreenLight or to amend, alter, change or repeal, or adopt any provision of the Proposed Charter inconsistent with, specified provisions of the Proposed Charter. The results of the shareholder vote with respect to the Advisory Charter Amendment Proposal B were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
18,237,161	2,404,217	238,212	N/A

Approval of Advisory Charter Amendment Proposal C

The shareholders approved the proposal to provide that provisions of the Proposed Bylaws may be adopted, amended, altered or repealed either (x) by the approval of the majority of the New GreenLight Board or (y) the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the then-outstanding shares of capital stock of New GreenLight entitled to vote generally in the election of directors, voting together as a single class, provided that the voting requirement is reduced to a majority if the New GreenLight Board recommends that stockholders approve the adoption, amendment, alteration or repeal. The results of the shareholder vote with respect to Advisory Charter Amendment Proposal C were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
18,236,811	2,404,567	238,212	N/A

Approval of the Nasdaq Proposal

The shareholders approved, for the purposes of complying with the applicable provisions of Nasdaq Stock Market Listing Rule 5635, the proposal to approve the issuance of shares of the New GreenLight Common Stock in connection with the Business Combination Agreement (the “Nasdaq Proposal”). The results of the shareholder vote with respect to the Nasdaq Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,339,390	505,232	34,968	N/A

Approval of the Incentive Award Plan Proposal

The shareholders approved the proposal to adopt the New GreenLight 2022 Equity Plan, a copy of which is attached to the Definitive Proxy as Annex H (the “Incentive Award Plan Proposal”). The results of the shareholder vote with respect to the Incentive Award Plan Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,686,206	954,971	238,413	N/A

Approval of the Employee Stock Purchase Plan Proposal

The shareholders approved the proposal to adopt the New GreenLight ESPP, a copy of which is attached to the Definitive Proxy as Annex I (the “Employee Stock Purchase Plan Proposal”). The results of the shareholder vote with respect to the Employee Stock Purchase Plan Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,130,035	511,102	238,453	N/A

Approval of the Director Election Proposal

The shareholders approved the election of Eric O’Brien and Jennifer E. Pardi as Class I directors, Matthew Walker and Martha Schlicher as Class II directors and Andrey Zarur, Charles Cooney and Ganesh Kishore as Class III directors, each to serve a term on the New GreenLight Board until the annual meeting for the year in which such director’s term expires, and thereafter until such director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation, retirement or removal (the “Director Election Proposal”).

The results of the shareholder vote with respect to the election of Eric O’Brien as a Class I director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Jennifer E. Pardi as a Class I director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Matthew Walker as a Class II director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Martha Schlicher as a Class II director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Andrew Zarur as a Class III director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Charles Cooney as a Class III director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

The results of the shareholder vote with respect to the election of Ganesh Kishore as a Class III director were as follows:

Votes For	Votes Against	Broker Non-Votes
5,175,000	0	N/A

Approval of the Adjournment Proposal

Because there were sufficient votes to approve each of the above proposals, and it was not otherwise deemed necessary or appropriate to adjourn the Special Meeting to a later date, the proposal to adjourn the Special Meeting, if necessary or appropriate, in certain circumstances, was not called to a vote.

Item 7.01.	Regulation FD Disclosure.

On February 2, 2022, ENVI issued a press release announcing the results of the Special Meeting, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ENVI under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d)

Exhibit Number	Description

99.1	Press Release, dated February 2, 2022

104	Cover page Interactive Data File (formatted as Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL IMPACT ACQUISITION CORP.

Dated: February 2, 2022	By:	/s/ Daniel Coyne
	Name:	Daniel Coyne
	Title:	Chief Executive Officer

Exhibit 99.1

Environmental Impact Acquisition Corporation approval obtained; GreenLight Biosciences set to begin trading under Nasdaq: GRNA on February 3, 2022

Boston, February 2, 2022—Environmental Impact Acquisition Corporation (NASDAQ: ENVI), a publicly-traded special purpose acquisition company, announced today that its business combination with Greenlight Biosciences was approved in a shareholder vote held yesterday, with 80.7% of shareholders participating in the vote and 78.6% voting in favor of the combination.

Subject to the satisfaction or waiver of the other customary closing conditions, Environmental Impact Acquisition Corp. anticipates closing the business combination today. In connection with the closing, the company will change its name to GreenLight Biosciences Holdings, public-benefit corporation, and the combined company’s shares of Class A common stock and public warrants are expected to trade on the Nasdaq exchange beginning on February 3, 2022, under the ticker symbols “GRNA” and “GRNA.WS,” respectively.

“Today marks an important milestone, and I am thrilled to work with our teams as we develop new applications for our RNA platform,” said Andrey Zarur, CEO of GreenLight.

Investors include Serum Life Sciences, Fall Line Capital, Viceroy Capital, S2G Ventures, Cormorant Asset Management, Morningside Venture Investments, Hudson Bay Capital, BNP Paribas Ecosystem Restoration Fund, The Jeremy and Hannelore Grantham Environmental Trust, Continental Grain Company, Pura Vida Investments LLC, Xeraya Capital, and MLS Fund II/Spruce.

Canaccord Genuity served as financial advisor and Latham & Watkins LLP served as legal advisor to Environmental Impact Acquisition Corp. SVB Leerink and Credit Suisse served as financial and capital markets advisors to GreenLight and co-placement agents on the PIPE transaction. Foley Hoag LLP is served as legal advisor to GreenLight.

About GreenLight

Founded in 2008, GreenLight aims to address some of the world’s biggest problems by delivering on the full potential of RNA for human health and agriculture. In human health, this includes mRNA vaccines and therapeutics. In agriculture, this includes RNA to protect honeybees and a range of crops. The company’s breakthrough cell-free RNA manufacturing platform, which is protected by numerous patents, allows for cost-effective production of RNA. GreenLight’s human health product candidates are in the pre-clinical stage, and its product candidates for the agriculture market are in the early stages of development or regulatory review. For more information, visit https://www.greenlightbiosciences.com/

In August 2021, GreenLight Biosciences announced plans to become publicly listed through a business combination with Environmental Impact Acquisition Corp. (Nasdaq: ENVI).

For more information, visit greenlightbiosciences.com

About Environmental Impact Acquisition Corporation

Environmental Impact Acquisition Corp. is a Special Purpose Acquisition Company. The Company is sponsored by CG Investments Inc. VI, an affiliate of Canaccord Genuity, which manages several investment vehicles.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, with respect to the proposed transaction between GreenLight Biosciences, Inc. (“GreenLight”) and Environmental Impact Acquisition Corp. (“ENVI”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ENVI’s securities and the effect of the announcement or pendency of the transaction on GreenLight’s business relationships, operating results, and business generally. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ENVI and GreenLight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Thomas Crampton

SVP & Head of Corporate Affairs

GreenLight Biosciences

tcrampton@greenlightbio.com

+44 7826 995794

+1-914-202-2762